Annual Report

Cover Page

Name of issuer:

Vampire Corporation

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: CA
Date of organization: 12/1/2016

Physical address of issuer:

8730 W Sunset Blvd, Ste. 250
West Hollywood CA 90069

Website of issuer:

http://vampire.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$420,036.00	$209,840.00
Cash & Cash Equivalents:	$64,780.00	$65,119.00
Accounts Receivable:	$305,666.00	$119,854.00
Current Liabilities:	$184,092.00	$28,469.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$1,057,728.00	$629,750.00
Cost of Goods Sold:	$383,737.00	$155,180.00
Taxes Paid:	$10,681.00	$2,492.00
Net Income:	$206,975.00	$265,015.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Vampire Corporation

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael Machat	Attorney	Machat & Associates, PC	2023
Lisa Dominique Machat	Creative director	Vampire Vineyards	2023
Sammy Moir	Marketing Executive	Rocket Powered Media	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael Machat	President	2023
Michael Machat	Treasurer	2023
Michael Machat	CEO	2023
Michael Machat	Secretary	2023
Michael Machat	CFO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lisa Dominique Machat	2000000.0 common stock	24.65
Michael Machat	6000000.0 Common Stock	73.96

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

There are several potential competitors who are better positioned than we are to take the majority of the market. The Company plans to operate in the highly competitive alcohol beverage industry. While the Company intends for its products to be in demand, many of its competitors may have substantially greater financial resources than the Company. There can be no assurance that the Company will be successful in the face of increasing competition from existing or new competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results off operations.

The Company will be offering New Untested Products. While the Company's licensed core product Vampire Wine has a proven sales history, its new foray into ready-to-drink alcoholic cocktails and other distilled spirits, and its planned expansion into restaurant services are untested and unproven and may not prove successful and may in fact cause the the company to sustain losses that could interfere with its cash flow required to conduct the day to day operations.

Lack of Significant Working Capital. Unforeseen expenses and other problems may cause the Company to require more working capital than currently anticipated. If additional capital is needed, there can be no assurance that the Company will be able to raise the necessary capital. In the absence of sufficient working capital, the Company may be forced to terminate some of its operations or to revise its business strategies. The Company may have less capital than some other companies in competition with it, and accordingly, the Company may be unable to successfully compete with such companies.

Uncertain Future Performance. As the Company begins its operations and the Company may experience unforeseen expenses and difficulties, complications and delays that prevent the Company from reaching its goals and from being financially successful. There can be no assurance that the Company will be a success or that it will generate sufficient revenues to result in profitability. Many factors could cause the Company not to be a success, such as down-turns in the economy, the ability to attract qualified employees, rising costs of packaging, rising costs of grapes or other ingredients. The Company and its directors and officers, may have no control over some of the factors which will determine the success or lack of success of the Company.

Unforeseen expenses and other problems may cause the Company to require more working capital than currently anticipated. If additional capital is needed, there can be no assurance that the Company will be able to raise the necessary capital. In the absence of sufficient working capital, the Company may be forced to terminate its operations or to revise its business strategies. The Company may have less capital than some other companies in competition with it, and accordingly, the Company may be unable to successfully compete with such companies. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our share holders and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and we have priced our products at a profit that allows the company to make a profit and still attract sales.

Dilution. The Company may need to resort to the issuance of additional equity or other securities, which, if the Company is able to successfully issue, could result in dilution of each Investor.

Economic Conditions. An investment in the Shares will be exposed to the risks inherent in the changes in national or local economic conditions and changes in the demand for the Company's products.

Employees The success of the Company is dependent upon its ability to attract and maintain qualified employees at a reasonable rate of compensation. The Company's competitors may offer better compensation and benefits that could increase competition in recruiting and maintaining a cost effective workforce for the Company.

Management of working capital. Vampire.Corporation like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must to be managed well to ensure profitability. Vampire Corporation understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high interest rate levels.

Foreign exchange risks. A source of revenues for Vampire Corporation may be found in foreign markets such as Canada, England and Japan. An additional risk arising from doing business in foreign countries is currency exchange-rate risk.

Reliance on certain large suppliers. An additional risk associated with product packaging and production is Vampire Corporation's reliance on its wine and spirits producers and dry goods manufacturers. There is a risk there may be delays in production due to Vampire Corporation's manufacturing partners deciding to service its other customers and filling their needs prior to fulfilling Company's needs. There is a risk, Vampire Corporation may have to source new manufacturing partners from time to time, which could disrupt Company's supply of products and create additional costs while leading to decreased sales if Company runs out of product

Forward Looking Statements. Certain statements set forth in the documents being provided as part of this Offering constitute "forward-looking statements."Such statements are generally identifiable by the terminology used such as "plan," "expect," "estimate," "budget" or similar words. Examples of forward looking statements include, but are not limited to (i) projections of revenues, income, loss, earnings, capital expenditures, budgets, and other financial items, (ii) statements of the plans and objectives of the Company or its management, or estimates or predictions of actions by third parties, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about the Company or its business. Forward-looking statements are beyond the ability of the Company to control and in many cases the Company cannot predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. The achievement of results or other expectations contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievement described to be materially different from any actual future results, performance or achievement expressed or implied by such forward-looking statements. The Company does not plan to issue any updates or revisions to those forward-looking statements if or when their expectations, or events, conditions or circumstances on which such statements are based occur or change. In particular Company has made certain assumptions about the ready-to-drink cocktail market in order to create financial projections for the business. There is risk associated with the accuracy of these projections being compromised due to sharp changes in key assumptions such as a fall in demand for ready-to-drink cocktails or for wine and spirits in general, and other related variables. In order to mitigate this risk, Vampire Corporation has taken great care to ensure the reliability and source quality of key assumptions used in the business plan.

Potential Shortage of Grapes or other key ingredients. It is possible that there may be a future shortage of grapes or other key ingredients which might make the costs of our major ingredient increase substantially causing us either to have to live with a smaller profit margin or raise prices which could potentially lead to a loss of market share compared to other ready to drink alcoholic products.

Changing Alcohol laws. About 100 years ago, alcohol was largely illegal in the United States, and when prohibition was repealed, each State was left to enact its own laws regarding the consumption and sales of alcohol. The State alcohol laws are in a state of flux, and although recently the laws governing the distribution of alcohol have been becoming more lax, allowing for more opportunities for beverage alcohol suppliers to sell their products, the trend could potentially change. It is even possible that alcohol or ready-to-drink alcohol could be made unlawful in certain markets.

If VFB were to stop providing the compliance services, then Vampire Corp would have to find another provider such as MHW or Park Street to deal with the regulations which could be at a higher fee. Vampire Corporation is relying upon VFB to protect and guard the various trademarks against potential infringers.

Michael Machat is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	8,112,336	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1,000,000
Options:	Upon exercise of convertible note

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Vampire Family Brands, LLC (VFB)
Issue date	01/16/23
Amount	$300,000.00
Outstanding principal plus interest	$298,891.00 as of 05/25/23
Interest rate	0.0% per annum
Maturity date	12/31/25
Current with payments	Yes

In addition to advancing money to cover the cost of current inventory, VFB has also issued an exclusive trademark license to Vampire Corporation for all the Vampire related trademarks it owns, plus the use of vampire.com url, in exchange for a 5% royalty. In addition VFB will fulfill the back-office functions of selling the products, including invoicing, collection, filing all compliance reports with relevant government authorities for the actual costs incurred for a 5% administrative fee. This fee covers the anticipated payments VFB will be paying to an outside compliance agency (approximately $2500 per month) to deal with all the wine and spirit reporting.

Convertible Note

Issue date	04/12/25
Amount	$50,000.00
Interest rate	5.0% per annum
Discount rate	0.0%
Valuation cap	$10,000,000.00
Maturity date	04/13/29

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2023	Section 4(a)(2)		$112,336	General operations
4/2024	Regulation Crowdfunding	Convertible Note	$197,653	General operations
4/2025	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

  1. any director or officer of the issuer;
  2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
  4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Vampire Family Brands, LLC (VFB)
Amount Invested	$300,000.00
Transaction type	Loan
Issue date	01/16/23
Outstanding principal plus interest	$298,891.00 as of 05/25/23
Interest rate	0.0% per annum
Maturity date	12/31/25
Current with payments	Yes
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk

Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Legendary wine & spirits brand offering a taste of immortality

Over 35 years ago, our founder had the idea to brand a Transylvanian wine as Vampire. The industry thought he was nuts. One high ranking executive at the nations largest distributor threw him out of his office, screaming, "You're spoofing the industry." Instead, he has demonstrated that great tasting award winning wine can be fun.

Milestones

Vampire Corporation was incorporated in the State of California in January 2023.

Since then, we have:

- We control the incredibly powerful VAMPIRE trademark for wine, spirits, coffee, chocolate and more.

- Soon we'll be celebrating our 37th anniversary. Our brand continues to grow in strength and value.

- Taste tested with fabulous results. People love our products providing predictable recurring income.

- Established distribution in 40 + states, sold in chain retailers, chain restaurants + online sales.

- Our licensed IP includes Trademarks for VAMPIRE, DRACULA, the established VAMPIRE.COM URL, and more.

- In 2024, we almost doubled our on-line revenue and have continued to grow profitably.

- Thousands of social media followers & many devoted lifelong customers creates predictable business.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in January 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $1,057,728 compared to the year ended December 31, 2023, when the Company had revenues of $629,750. Our gross margin was 63.72% in fiscal year 2024, and 75.36% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $420,036, including $64,780 in cash. As of December 31, 2023, the Company had $209,840 in total assets, including $65,119 in cash.

- *Net Income.* The Company has had net income of $206,975 and net income of $265,015 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $184,092 for the fiscal year ended December 31, 2024 and $28,469 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $300,000 in debt and $50,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vampire Corporation cash in hand is $1,000, as of June 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 3 months. Since we are a new company, there are no material changes to report. The financials provided are those of Vampire Family Brands, Ltd who will continue to act as the licensed alcohol distributor of all products, including non-alcohol products, retaining a 5% management fee and a 5% licensing fee for all the Vampire related trademarks in addition to the use of the url vampire.com

Over the next 6 months, we expect revenues to exceed $750,000 and costs of goods sold to be about 60% of that, or $450,000, leaving a balance of $300,000 to pay for ongoing administrative and selling expenses. We expect to spend $450,000 over the next six months on the purchase of wine and spirits and we expect to spend at least $50,000 to $100,000 on salaries for new hires.

Yes, Vampire Family Brands (VFB) the predecessor of Vampire Corporation is profitable. The funds raised will go into expanding the current inventory and will be used to buy more wine and spirits, including The Count, Dracula Sparkling Rose, and Vampire Spirits Absinthe ready to drink cocktail, Vampyre Absinthe, and more. The funds will also go toward hiring more personnel to sell the wine and spirits.

The founder Michael Machat, runs a law firm which generates income from which he is able to lend Vampire Family Brands money from time to time on as needed bases. Additionally, Vampire Family Brands, the company running the back-end for Vampire Corporation has secured loan facilities with Mission Valley Bank pursuant to which MVB will advance VFB 90% of its receivables immediately upon presentation of an invoice, so the company can handle short term cash flow issues.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Machat, certify that:

(1) the financial statements of Vampire Corporation included in this Form are true and complete in all material respects ; and

(2) the financial information of Vampire Corporation included in this Form reflects accurately the information reported on the tax return for Vampire Corporation filed for the most recently completed fiscal year.

Michael Machat
Attorney

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://vampire.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Lisa Dominique Machat
Michael Machat
Sammy Moir

Appendix E: Supporting Documents

ttw_communications_58790_173751.pdf
VFBfinancials_wefunder.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Cooley Go Convertible Note

SPV Subscription Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vampire Corporation

By

Michael MACHAT

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael MACHAT

Founder & CEO

5/23/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.